COMPANY LETTERHEAD

David Nikzad

President

Ei.Ventures, Inc.

1215 South Kihei Road, #424

Kihei, HI 96753

February 16, 2021

United States Securities and Exchange

Commission

100 F St NE

Division of Corporate Finance

Office of Life Sciences

Washington, DC 20549

Re:	Ei.Ventures, Inc.
Response to SEC Comments to Amendment No. 3 to Draft Offering Statement on
Form 1-A
Submitted February 4, 2021
CIK No.: 0001823182

To Whom it May Concern:

We acknowledge receipt of the comments in your letter dated February 9, 2021 regarding the Amendment No. 3 to the Offering Statement of Ei.Ventures, Inc. (the “Company”), which we have set out below, together with our responses and attach a revised Offering Statement on Form 1-A.

Amendment No. 3 to Draft Offering Statement on Form 1-A

About This Offering Circular, page 3

1.	We note your response to prior comment 3 and updated disclosure. However, the last sentence of the second paragraph in this section continues to state that "Our Common Stock is not available for offer and sale to residents of every state." On page 95, you state that "The Company is offering the Common Stock for sale in all states." Please reconcile your disclosure or advise.

Company Response:

The Company has modified the second paragraph in this section to update the sentence to read “Our Common Stock is available for offer and sale to residents of every state.”

Financial Statements, page F-2

U.S. Securities and Exchange Commission

2.	The statement that your auditors have not reviewed the interim financial statements appears inconsistent with the guidance in AICPA Auditing Standards Codification Section AU 925. We also note the similar guidance in PCAOB AS 4101. Please revise to clarify the disclosure.

Company Response:

The Issuer has carefully reviewed the requirements of Part F/S (c)(1))(i) of Form 1-A requiring the a tier 2 issuer to comply with Article 8 of Regulation S-X and Rule 8-03 regarding Interim Financial Statements. In its review, the Issuer noted that interim financial statements filed in quarterly reports on Form 10-Q must be reviewed by an independent public accountant, but Rule 8-03 does not reference review of interim financial statements filed on other forms. The Issuer has also reviewed the instructions to Form 1-SA, the form upon which interim financial reports are filed by tier 2 Regulation A issuers pursuant to Rule 257 of Regulation A. The instructions say, in pertinent part:

“The financial statements included pursuant to this item may be condensed, unaudited, and are not required to be reviewed [emphasis added]. For additional guidance on presentation of the financial statements, issuers that report under U.S. GAAP should refer to Rule 8-03(a) of Regulation S-X.”

Taking the express language of 8-03(a), requiring review solely of interim financial statements on Form 10-Q, together with the instructions to the tier 2 Regulation A reporting form, which expressly dismiss any review requirement, the Issuer concluded that no review is required of the unaudited, interim financial statements filed in its Form 1-A.

Exhibits

3.	We note your response to prior comment 14. We further note that the last sentence of the legal opinion continues to state: "This opinion may not be relied on by any other person or in any other connection without our prior written approval." Please remove this language. For guidance, please refer to Staff Legal Bulletin No. 19, Section 3.d.

Company Response

The legal opinion has been revised to remove the last sentence.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ei.Ventures, Inc. If you have additional questions or comments, please contact me at david@orthogonalthinker.com.

Sincerely,

/s/ David Nikzad
David Nikzad

Enclosures

Cc:	Nate Sumbot
Travis Marc Wilson